                           Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Motorola, Inc.
                           Commission File No.: 001-07221

On July 30, 2001, Motorola, Inc. issued the following press release relating to its proposed acquisition of RiverDelta Networks, Inc., a Delaware corporation:

FOR IMMEDIATE RELEASE


                                    Media Contact: Jeanne Russo
                                                   Manager of Media Relations
                                                   Motorola Broadband
                                                   Communications Sector
                                                   215-323-1873
                                                   jrusso@gi.com
                                                   -------------

                    Motorola to Acquire RiverDelta Networks

Strategic acquisition to enable Motorola to offer the broadband industry's most advanced,end-to-end IP network infrastructure solutions

--------------------------------------------------------------------------------
HORSHAM, Pa. (July 30, 2001) -- Motorola, Inc. (NYSE: MOT) today announced that it has entered into a definitive agreement to acquire RiverDelta Networks, Inc., a leading provider of carrier-class broadband routing, switching, cable modem termination system (CMTS), and service management solutions, based in Tewksbury, Massachusetts. Part of the ongoing strategy of Motorola's Broadband Communications Sector to offer broadband network operators an end-to-end IP infrastructure network capable of supporting the latest broadband data, voice, and video applications, this acquisition adds intelligent, content-aware networking to Motorola's IP network infrastructure portfolio.

The transaction is valued at $300 million, subject to certain adjustments. According to the merger agreement, which is subject to various closing conditions, Motorola will acquire all of RiverDelta Networks' capital stock in exchange for shares of Motorola's common stock. The final exchange ratio will not be fixed until immediately prior to the closing and will be based on the average trading price of Motorola's common stock at that time.

The acquisition will provide Motorola Broadband with RiverDelta Networks' carrier-class routing platform, integrated, high-density CMTS, and staff of over 200 R&D, engineering, product-marketing, manufacturing, and technical-sales professionals. Adding these platforms and this expanded technology expertise to its existing IP infrastructure portfolio will enhance Motorola Broadband's position as a leader in the CMTS headend space as well as support the company's

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Motorola to Acquire RiverDelta Networks
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strategic growth initiatives in IP data-over-cable (DOCSIS), Voice over Internet
Protocol (VoIP), and IP streaming video. This acquisition also will enable Motorola to offer a comprehensive solution for metropolitan and regional network applications and to deploy the integrated broadband-routing platform in environments using other wired and wireless access media.

Integrating RiverDelta Networks' content-aware routing technologies into Motorola's existing CMTS business will allow Motorola to broaden its infrastructure footprint across all system sizes and into regional IP network applications. Combining the two organizations' resources and collective expertise is expected to result in a more efficient carrier-class CMTS solution with integrated routing capabilities for broadband network operators who currently need additional routers to link the CMTSs deployed across their regions.

Upon completion of the acquisition, Motorola will be poised to offer the industry's broadest CMTS product family to date, with products ranging from the high-density solutions that combine high-availability, integrated routing, and per-flow Quality of Service (QoS) for operators who want to support advanced services - such as multiple Internet Service Providers (ISPs), Virtual Private Networks (VPNs) and tiered data services - to modular configurations for small/distributed networks. This complete suite of IP network infrastructure products will help enable a variety of operators to capitalize on the new revenue opportunities arising from the delivery of enhanced IP services to residential customers and businesses.

"This acquisition makes sense for both companies, because it strengthens our ability to meet the needs of broadband network operators who are migrating to high-availability DOCSIS 1.1 networks to deploy complex broadband services like tiered data-over-cable, VoIP services, and IP streaming video," said Dan Moloney, senior vice president and general manager of Motorola Broadband's IP Systems Group. "By combining RiverDelta Networks' best-in-class integrated routing technology with Motorola's established CMTS business and broadband network operator sales and support channel, we will now be even more strongly poised to deliver the reliable, efficient, and cost-effective network solution that operators require."


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Motorola to Acquire RiverDelta Networks
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"We are pleased and excited to join Motorola Broadband to leverage their technology in areas such as RF design, VoIP and high-availability systems," said David Callan, president and CEO of RiverDelta Networks. "We bring new technology and an entrepreneurial spirit to the table, and we will benefit from the scale Motorola brings in engineering, sales, and support. Our combined product offering will give broadband network operators the tools needed to rapidly deliver innovative new services to their subscribers, for improved customer satisfaction levels and increased loyalty."

About RiverDelta Networks

RiverDelta Networks, based in Tewksbury, Ma., designs, develops, and markets solutions for broadband service providers building carrier-class networks for delivering voice, data, and video services for consumers and businesses. RiverDelta Networks received CableLabs(R) DOCSIS 1.0 qualification in record time and has built upon and extended the DOCSIS 1.1 Quality of Service specifications with its SmartFlow per-flow processing. Additional company information can be found at www.riverdelta.com.

About Motorola Broadband

The Motorola Broadband Communications Sector was created when General Instrument Corporation (GI) was acquired by Motorola, Inc. in January 2000. Combining GI's leadership in converged voice, video, and data networks with Motorola's global reach and brand identity, the Motorola Broadband Communications Sector focuses on broadband solutions that deliver interactive television, the Internet, and telephone services over wired and wireless networks. For more information about the Motorola Broadband Communications Sector, visit www.motorola.com/broadband.


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Motorola to Acquire RiverDelta Networks
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About Motorola
Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. These include:

     . Software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers.

     . Digital and analog systems and set-top terminals for broadband cable television operators.

     . Embedded semiconductor solutions for customers in the networking and computing, transportation, wireless communications and imaging and entertainment industries.

     . Embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer, consumer and industrial markets.

Sales in 2000 were $37.6 billion.

For more information, visit us on the Web at www.motorola.com.
                                             ----------------

Motorola urges investors and security holders to read the proxy statement/prospectus regarding Motorola's proposed acquisition of RiverDelta Networks when it becomes available, as it will contain important information. The proxy statement/prospectus will be filed with the United States Securities and Exchange Commission by Motorola and RiverDelta Networks. Security holders may receive a free copy of the proxy statement/prospectus when available, as well as other related documents filed by Motorola at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the commission by Motorola can be obtained, without charge, by directing a request to Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, or
(800) 262-8509.

RiverDelta Networks and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of RiverDelta Networks with respect to the transactions contemplated by the merger agreement. As of June 30, 2001, the executive officers and directors of RiverDelta Networks as a group beneficially owned approximately 75% of RiverDelta Networks common stock. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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Motorola to Acquire RiverDelta Networks
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This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and involve risks and uncertainties. The factors below are among some of the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements: the failure of the merger to be consummated in a timely manner or at all; the ability of the companies to successfully integrate RiverDelta Networks' business and capitalize on the combined technologies; the future evolution of the IP network infrastructure market and related technology; and those factors in the companies' filings with the Securities and Exchange Commission.

                                     # # #

MOTOROLA, the Stylized M Logo, and all other trademarks indicated as such herein are trademarks of Motorola, Inc. (R) Reg. U.S. Pat. & Tm. Off. All other product or service names are the property of their respective owners.

(C) 2001 Motorola, Inc. All rights reserved. Printed in the U.S.A.